Exhibit 21.1

Subsidiaries of Games Global Limited

Name of Subsidiary	Jurisdiction of Incorporation
Games Global UK Limited	United Kingdom
Games Global Works Limited	Isle of Man
Games Global Operations Limited	Isle of Man
Games Foundry Limited	Isle of Man
Games Global Holdings SA (PTY)	South Africa
Quickfire Limited	Isle of Man
Prima Networks Limited	Malta
Prima Networks Spain Limited	Malta
Creative Foundry SA (PTY)	South Africa
Oakwood Services Limited	Gibraltar
Games Global Estonia OÜ	Estonia
Almond Gaming Limited	Malta
Corvide Limited	United Kingdom
Mahigaming LLC	Delaware
Games Global Operations Spain, S.L.	Spain
Games Global USA Inc.	Delaware
Kova Limited	Argentina
AreaVegas Holdings Limited	Guernsey
GGSI Limited	Republic of Ireland
JFTW Game Development AB	Sweden
Snowborn Games AB	Sweden
Snowborn Finland OY	Finland
Spinplay Holdings Limited	Guernsey
Spinplay Nevada Inc.	Nevada
Riversun Holdings Inc.	British Virgin Islands